



11023030

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to
Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBS HOLDING CORPORATION
I-BANKERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6303 OWENSMOUTH AVE., 10TH FLOOR
(No and Street)

WOODLAND HILLS,	CALIFORNIA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY GLUCK

214-687-0020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,	DALLAS, TEXAS		75240-4253
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

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FOR OFFICIAL USE ONLY

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* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __SHELLEY GLUCK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __IBS HOLDING CORPORATION DBA I-BANKERS SECURITIES, INC.__ as of __DECEMBER 31, 2010,__ are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

⊠ (a) Facing page.
   (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
   (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
⊠ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
   (l) An Oath of Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
   (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.